February 1, 2006

FOLEY & LARDNER LLP

ATTORNEYS AT LAW

100 NORTH TAMPA STREET, SUITE 2700

TAMPA, FL 33602-5810

P.O. BOX 3391

TAMPA, FL 33601-3391

813.229.2300 TEL

813.221.4210 FAX

www.foley.com

WRITER’S DIRECT LINE

813.225.4177

ctlong@foley.com Email

CLIENT/MATTER NUMBER

044473-0113

H. Christopher Owings, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 3561

Re:	InterSearch Group, Inc. Amendment No. 3 to Registration Statement on Form SB-2 File Number 333-129937

Dear Mr. Owings:

On behalf of InterSearch Group, Inc. (the “Company”), we are transmitting herewith Amendment No. 3 (“Amendment No. 3”) to the Form SB-2 Registration Statement that was originally filed by the Company on November 23, 2005 (the “Registration Statement”). Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 3, as well as three blacklined copies of Amendment No. 3 showing the changes that were made to Amendment No. 1 to the Registration Statement filed by the Company on January 11, 2006 (“Amendment No. 1”).

The following are the Company’s responses to the Staff’s letter of January 19, 2006 containing the Staff’s comments regarding Amendment No. 1. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Summary Financial Data, page 5

1.	We have read your response to comment 6 in our letter dated December 22, 2005. It appears the pro forma diluted earnings per share should be $0.02, not $0.04, for the nine months ended September 30, 2005. Please revise. Please also revise your pro forma basic and diluted earnings per share on page F-3 to be consistent with your presentation on page 5.

RESPONSE: The Company has reviewed and revised these sections in accordance with the Staff’s comment. Please be advised that there was also an error in the calculation of Weighted Average Shares Outstanding on page F-11. The Company has corrected this and all corresponding sections.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO	SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA TOKYO WASHINGTON, D.C. WEST PALM BEACH

Securities and Exchange Commission

February 1, 2006

Management’s Discussion and Analysis, page 23

Overview, page 23

2.	We note your response to comment 16 in our letter dated December 22, 2005. Please consider including the actual operating metrics for the periods presented.

RESPONSE: The Company has revised this section to add the actual operating metrics in accordance with the Staff’s comment.

Executive Compensation, page 48

3.	Please update the disclosure to provide compensation information for the fiscal year ended December 31, 2005. Please refer to interpretation 8B. in the Item 402 of Regulation S-K section of the Manual of Publicly Available Telephone Interpretations (July 1997), available on our website at www.sec.gov.

RESPONSE: The Company has updated the compensation information in accordance with the Staff’s comment.

Certain Relationships and Related Transactions, page 54

4.	We note your revisions in response to comment 23 in our letter dated December 22, 2005. Please advise us of the date on which the loans were extinguished.

RESPONSE: The loans to Mr. McPartland and Mr. Bogatay were extinguished effective as of September 30, 2005. The Board agreed to amend the notes to waive any interest accrued subsequent to September 30, 2005.

Securities and Exchange Commission

February 1, 2006

Selling Shareholders, page 58

5.	We note your response to comment 27 in our letter dated December 22, 2005. However. you should identify Barron Partners as an underwriter, given its offering of a substantial amount of the securities registered in this offering and its significant ownership interest. The registration statement covers the resale of common shares that are being offered by officers, directors, major shareholders, promoters, or their affiliates in large amounts. Generally, we view resale transactions by related parties of this amount as an offering “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of Regulation C. Under the rule, equity securities offered by or on behalf of the registrant cannot be sold “at the market” price unless the offering satisfies the requirements set forth in the rule. Your offering does not appear to meet the requirements. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. The prospectus should also make clear the fact that these persons are considered underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary and plan of distribution section.

RESPONSE: As discussed with the Staff, the Company has amended the Registration Statement to only register 2,496,708 shares being offered by Barron Partners, L.P., which equates to approximately 9.9% of the Company’s outstanding shares as of December 31, 2005. By limiting the number of shares offered under the Registration Statement by an affiliate in this manner, the Company believes it has addressed the concerns of the Staff regarding an offering being made “by or on behalf of the issuer” for purposes of Rule 415(a)(4) of the Securities Act.

Consolidated Statements of Operations, page F-3

6.	Please revise your diluted earnings per share to reflect the full impact of all dilutive items. Your current presentation reflects diluted earnings per share higher than your basic earnings per share. It appears that you add back preferred stock dividends to the numerator of your earnings per share calculation on page F-11 without including the assumed incremental common shares issued upon conversion of the preferred stock in the denominator of the earnings per share calculation. Please ensure that you revise earnings per share throughout the document. For example, pages F-9, F-47 and F-48 include earnings per share information that also appears to contain similar errors. Please revise or advise.

RESPONSE: The Company has reviewed and revised these sections in accordance with the Staff’s comment. Please be advised that there was also an error in the calculation of Weighted Average Shares Outstanding on page F-11. The Company has corrected this and all corresponding sections.

Exhibit 5.1

7.

Counsel should remove the assumption in the last sentence of the second paragraph indicating that it has assumed that you have received the entire amount of consideration contemplated by the resolutions. Because counsel should be able to verify receipt of the

Securities and Exchange Commission

February 1, 2006

consideration, it should be able to provide the opinion without this assumption. Please revise.

RESPONSE: Counsel acknowledges this comment and has removed the assumption in accordance with the Staff’s comment.

Please do not hesitate to contact the undersigned at (813) 225-4177 if you have any questions or comments regarding the foregoing responses or the Registration Statement.

Very truly yours,

/s/ Carolyn T. Long
Carolyn T. Long

Enclosures